Exhibit 99.1

Silicon Motion Announces Results for the Quarterly Period Ended June 30, 2026

NEWS RELEASE

Business Highlights

•	Second quarter of 2026 sales increased 32% Q/Q and increased 127% Y/Y

•	SSD controller sales: 2Q of 2026 increased 5% to 10% Q/Q and increased 50% to 55% Y/Y

•	eMMC+UFS controller sales: 2Q of 2026 increased 15% to 20% Q/Q and increased 95% to 100% Y/Y

•	Ferri & Boot Drive solutions sales: 2Q of 2026 increased 110% to 115% Q/Q and increased 1,690% to 1,695% Y/Y

Financial Highlights

	2Q 2026 GAAP	2Q 2026 Non-GAAP*
• Net sales	$451.0 million (+32% Q/Q, +127% Y/Y)	$451.0 million (+32% Q/Q, +127% Y/Y)
• Gross margin	50.2%	50.2%
• Operating margin	22.4%	23.1%
• Earnings per diluted ADS	$3.99	$2.43

*	Please see reconciliations of U.S. Generally Accepted Accounting Principles (“GAAP”) to all non-GAAP financial measures mentioned herein towards the end of this news release.

TAIPEI, Taiwan and MILPITAS, Calif., July 30, 2026 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion,” the “Company,” “we” or similar terms) today announced its financial results for the quarter ended June 30, 2026. For the second quarter of 2026, net sales (GAAP) increased sequentially to $451.0 million from $342.1 million in the first quarter of 2026. Net income (GAAP) also increased sequentially to $136.1 million, or $3.99 per diluted American depositary share (“ADS”) (GAAP), from net income (GAAP) of $66.8 million, or $1.97 per diluted ADS (GAAP), in the first quarter of 2026

For the second quarter of 2026, net income (non-GAAP) increased sequentially to $83.1 million, or $2.43 per diluted ADS (non-GAAP), from net income (non-GAAP) of $53.8 million, or $1.58 per diluted ADS (non-GAAP), in the first quarter of 2026.

All financial numbers are in U.S. dollars unless otherwise noted.

Second Quarter of 2026 Review

“Our shift from a consumer-focused NAND flash controller maker to a diversified leader in controllers and storage solutions — from AI infrastructure to the edge — is accelerating rapidly,” stated Wallace Kou, President & CEO of Silicon Motion. “The second quarter delivered exceptional growth in revenue, gross margin, and operating margin — powered by our Embedded eMMC & UFS business, our Enterprise and Edge SSD controller business, and our rapidly growing storage solutions business focusing on Ferri for Automotive & Enterprise Boot Drives. The first two quarters delivered a record-breaking start to the year, and we expect that momentum to continue into the second half. With our ongoing product and market expansion, we are building a resilient platform for sustainable, high-quality revenue and profitability growth for years to come.”

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	2Q 2026	1Q 2026	2Q 2025	2Q 2026	1Q 2026	2Q 2025
Revenue	$451.0	$342.1	$198.7	$451.0	$342.1	$198.7
Gross profit	$226.2	$161.3	$94.7	$226.3	$161.4	$94.7
Percent of revenue	50.2%	47.1%	47.7%	50.2%	47.2%	47.7%
Operating expenses	$125.1	$109.1	$72.4	$122.1	$99.2	$69.3
Operating income	$101.1	$52.2	$22.3	$104.2	$62.2	$25.3
Percent of revenue	22.4%	15.3%	11.2%	23.1%	18.2%	12.8%
Earnings per diluted ADS	$3.99	$1.97	$0.49	$2.43	$1.58	$0.69

Other Financial Information

(in millions)	2Q 2026	1Q 2026	2Q 2025
Cash, cash equivalents and restricted cash—end of period	$181.8	$210.9	$282.3
Routine capital expenditures	$5.8	$13.2	$7.4
Dividend payments	$16.9	$16.9	$16.7
Bank loans	$59.2	—	—

During the second quarter of 2026, we had $7.7 million of capital expenditures, including $5.8 million for the routine purchases of testing equipment, software, design tools and other items, and $1.9 million for building construction and improvements.

Returning Value to Shareholders

On October 27, 2025, our Board of Directors declared a $2.00 per ADS annual cash dividend to be paid in quarterly installments of $0.50 per ADS. On May 21, 2026, we paid $16.9 million to Silicon Motion shareholders as the third installment of the annual cash dividend. The fourth installment of our annual dividend is scheduled to be paid on August 20, 2026 to all Silicon Motion shareholders of record as of the close of business on August 6, 2026.

Business Outlook

“SIMO is drawing on its leading NAND controller technology and unmatched industry relationships to broaden its product portfolio and addressable markets from AI infrastructure to the edge. We’ve built this foundation over the past several years through investments in leading embedded eMMC and UFS products, our high-performance 6nm PCIe5 edge SSD controller portfolio, our new MonTitan enterprise/AI SSD PCIe5 and in-development PCIe6 controllers, and our rapidly expanding lineup of Ferri and Enterprise Boot Drive storage solutions. Today we are exceptionally well positioned across every AI market, including AI data center, AI server, edge AI, and physical AI.”

“Based on our current backlog and customer forecasts, we expect continued strong top-line growth through the rest of the year. Although many of our consumer businesses face real headwinds from current NAND pricing and supply, we have never been better positioned as a company. We are on track to deliver the highest annual revenue in our company’s history, growing more than 100% year-over-year, and we’re still in the early stages of bringing our new enterprise/AI infrastructure products into the mix,” stated Mr. Kou.

For the third quarter of 2026, management expects:

($ in millions, except percentages)	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$519 to $541 +15% to 20% Q/Q +114% to 124% Y/Y	—	$519 to $541 +15% to 20% Q/Q +114% to 124% Y/Y
Gross margin	49.9% to 50.9%	Approximately $0.3*	50.0% to 51.0%
Operating margin	24.4% to 25.7%	Approximately $14.9 to $15.9**	27.5% to 28.5%

*	Projected gross margin (non-GAAP) excludes $0.3 million of stock-based compensation.
**	Projected operating margin (non-GAAP) excludes $14.9 million to $15.9 million of stock-based compensation and dispute-related expenses.

Conference Call & Webcast:

The Company’s management team will host a conference call at 8:00 a.m. Eastern Time on July 30, 2026.

Conference Call Details

Participants must register in advance to join the conference call using the link provided below. Conference access details, including dial-in information and a unique access PIN, will be provided in the confirmation email received upon registration.

Participant Online Registration:

https://register-conf.media-server.com/register/BIe2be1a4a643c47708d5248b81964b23d

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial results calculated in accordance with GAAP, the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), gross margin (non-GAAP), operating expenses (non-GAAP), operating profit (non-GAAP), operating margin (non-GAAP), non-operating income (expense) (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP and may be different from similarly titled non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Dispute related expenses consist of legal, consultant, other fees and resolution related to the dispute.

Foreign exchange loss (gain) consists of remeasurement gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items, which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Realized/Unrealized loss (gain) on investments relates to the disposal and net change in fair value of long-term investments.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For Six Months Ended
	Jun. 30,	Mar. 31,	Jun. 30,	Jun. 30,	Jun. 30,
	2025	2026	2026	2025	2026
	($)	($)	($)	($)	($)
Net sales	198,675	342,105	451,001	365,167	793,106
Cost of sales	103,988	180,845	224,784	192,113	405,629

Gross profit	94,687	161,260	226,217	173,054	387,477
Operating expenses
Research & development	58,147	86,240	104,654	113,173	190,894
Sales & marketing	7,093	13,288	13,064	14,208	26,352
General & administrative	7,118	9,528	7,385	13,578	16,913

Operating income	22,329	52,204	101,114	32,095	153,318
Non-operating income (expense)
Interest income, net	2,706	1,617	1,390	5,635	3,007
Foreign exchange gain (loss), net	(3,302)	16	(381)	(2,929)	(365)
Realized/Unrealized gain (loss) on investments, net	(1,051)	21,759	74,727	2,245	96,486
Others, net	1	—	—	1	—

Subtotal	(1,646)	23,392	75,736	4,952	99,128

Income before income tax	20,683	75,596	176,850	37,047	252,446
Income tax expense	4,372	8,797	40,738	1,273	49,535

Net income	16,311	66,799	136,112	35,774	202,911

Earnings per basic ADS	0.49	1.98	4.01	1.06	6.00
Earnings per diluted ADS	0.49	1.97	3.99	1.06	5.97
Margin Analysis:
Gross margin	47.7%	47.1%	50.2%	47.4%	48.9%
Operating margin	11.2%	15.3%	22.4%	8.8%	19.3%
Net margin	8.2%	19.5%	30.2%	9.8%	25.6%
Additional Data:
Weighted avg. ADS equivalents	33,557	33,678	33,908	33,596	33,793
Diluted ADS equivalents	33,562	33,916	34,097	33,681	34,006

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For Six Months Ended
	Jun. 30, 2025 ($)	Mar. 31, 2026 ($)	Jun. 30, 2026 ($)	Jun. 30, 2025 ($)	Jun. 30, 2026 ($)
Gross profit (GAAP)	94,687	161,260	226,217	173,054	387,477
Gross margin (GAAP)	47.7%	47.1%	50.2%	47.4%	48.9%
Stock-based compensation (A)	—	134	74	73	208
Gross profit (non-GAAP)	94,687	161,394	226,291	173,127	387,685
Gross margin (non-GAAP)	47.7%	47.2%	50.2%	47.4%	48.9%
Operating expenses (GAAP)	72,358	109,056	125,103	140,959	234,159
Stock-based compensation (A)	(175)	(8,240)	(3,344)	(4,913)	(11,584)
Dispute related expenses	(2,841)	(1,604)	320	(3,118)	(1,284)
Operating expenses (non-GAAP)	69,342	99,212	122,079	132,928	221,291
Operating profit (GAAP)	22,329	52,204	101,114	32,095	153,318
Operating margin (GAAP)	11.2%	15.3%	22.4%	8.8%	19.3%
Total adjustments to operating profit	3,016	9,978	3,098	8,104	13,076
Operating profit (non-GAAP)	25,345	62,182	104,212	40,199	166,394
Operating margin (non-GAAP)	12.8%	18.2%	23.1%	11.0%	21.0%
Non-operating income (expense) (GAAP)	(1,646)	23,392	75,736	4,952	99,128
Foreign exchange loss (gain), net	3,302	(16)	381	2,929	365
Realized/Unrealized loss (gain) on investments, net	1,051	(21,759)	(74,727)	(2,245)	(96,486)
Non-operating income (expense) (non-GAAP)	2,707	1,617	1,390	5,636	3,007
Net income (GAAP)	16,311	66,799	136,112	35,774	202,911
Total pre-tax impact of non-GAAP adjustments	7,369	(11,797)	(71,248)	8,788	(83,045)
Income tax impact of non-GAAP adjustments	(670)	(1,153)	18,281	(1,280)	17,128
Net income (non-GAAP)	23,010	53,849	83,145	43,282	136,994
Earnings per diluted ADS (GAAP)	$0.49	$1.97	$3.99	$1.06	$5.97
Earnings per diluted ADS (non-GAAP)	$0.69	$1.58	$2.43	$1.28	$4.01

Shares used in computing earnings per diluted ADS (GAAP)	33,562	33,916	34,097	33,681	34,006
Non-GAAP adjustments	18	221	154	33	188
Shares used in computing earnings per diluted ADS (non-GAAP)	33,580	34,137	34,251	33,714	34,194
(A) Excludes stock-based compensation as follows:
Cost of sales	—	134	74	73	208
Research & development	55	4,788	1,630	3,058	6,418
Sales & marketing	79	2,007	863	941	2,870
General & administrative	41	1,445	851	914	2,296

Silicon Motion Technology Corporation

Consolidated Balance Sheets

(In thousands, unaudited)

	Jun. 30, 2025 ($)	Mar. 31, 2026 ($)	Jun. 30, 2026 ($)
Cash and cash equivalents	208,043	135,677	74,367
Accounts receivable, net	220,924	220,445	323,638
Inventories	208,005	515,250	673,042
Restricted assets – current	70,308	71,268	103,918
Prepaid expenses and other current assets	68,040	58,915	41,526

Total current assets	775,320	1,001,555	1,216,491
Long-term investments	19,620	51,823	127,403
Property and equipment, net	208,826	224,553	232,805
Other assets	29,997	29,077	28,532

Total assets	1,033,763	1,307,008	1,605,231

Accounts payable	37,455	94,503	103,338
Loans	—	—	59,183
Income tax payable	17,370	31,440	37,969
Accrued expenses and other current liabilities	134,377	225,260	281,716

Total current liabilities	189,202	351,203	482,206
Other long-term liabilities	55,620	49,683	76,177

Total liabilities	244,822	400,886	558,383
Shareholders’ equity	788,941	906,122	1,046,848

Total liabilities & shareholders’ equity	1,033,763	1,307,008	1,605,231

Silicon Motion Technology Corporation

Condensed Consolidated Statements of Cash Flows

(in thousands, unaudited)

	For Three Months Ended			For Six Months Ended
	Jun. 30, 2025 ($)	Mar. 31, 2026 ($)	Jun. 30, 2026 ($)	Jun. 30, 2025 ($)	Jun. 30, 2026 ($)
Net income	16,311	66,799	136,112	35,774	202,911
Depreciation & amortization	7,445	8,954	9,273	14,670	18,227
Stock-based compensation	175	8,374	3,418	4,986	11,792
Investment losses (gain) & disposals	1,053	(21,733)	(74,684)	(2,256)	(96,417)
Changes in operating assets and liabilities	(42,258)	(93,619)	(137,899)	(20,176)	(231,518)

Net cash provided by (used in) operating activities	(17,274)	(31,225)	(63,780)	32,998	(95,005)

Purchase of property & equipment	(15,551)	(18,221)	(7,733)	(27,212)	(25,954)
Proceeds from disposal of properties	—	87	—	13	87

Net cash provided by (used in) investing activities	(15,551)	(18,134)	(7,733)	(27,199)	(25,867)

Dividend payments	(16,746)	(16,918)	(16,922)	(33,702)	(33,840)
Share repurchases	(21)	—	—	(24,312)	—
Bank loan	—	—	59,183	—	59,183

Net cash provided by (used in) financing activities	(16,767)	(16,918)	42,261	(58,014)	25,343

Net increase (decrease) in cash, cash equivalents & restricted cash	(49,592)	(66,277)	(29,252)	(52,215)	(95,529)
Effect of foreign exchange changes	124	80	170	161	250
Cash, cash equivalents & restricted cash—beginning of period	331,747	277,081	210,884	334,333	277,081

Cash, cash equivalents & restricted cash—end of period	282,279	210,884	181,802	282,279	181,802

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices. We supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. We also supply customized high-performance hyperscale data centers and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the impact of inflation on our business and customers’ businesses and any effect this has on economic activity in the markets in which we operate; the functionalities and performance of our information technology (“IT”) systems, which are subject to cybersecurity threats and which support our critical operational activities, and any breaches of our IT systems or those of our customers, suppliers, partners and providers of third-party licensed technology; the effects on our business and our customers’ business taking into account the ongoing U.S.-China tariffs and trade disputes; other factors beyond our control such as natural disasters, terrorism, civil unrest, war, including conflicts in the Middle East, threats to the Strait of Hormuz and global energy supply routes, and the ongoing Russia-Ukraine War, and pandemics, epidemics and other health emergencies; the continuing tensions between Taiwan and China, including enhanced military activities; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; supply chain disruptions that have affected us and our industry as well as other industries on a global basis; the payment, or non-payment, of cash dividends in the future at the discretion of our Board of Directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in the products we sell given the current raw material supply shortages being experienced in our industry; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; the risk that the anticipated benefits from our PCIe 5 controller products, including higher average selling prices, may not be maintained or may be less than expected; the risk that our anticipated market share gains across our product lines and penetration of enterprise end markets may not materialize as expected or on the anticipated timeline; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 30, 2026. Other than as required under the securities laws, we do not intend, and do not undertake any obligation to, update or revise any forward-looking statements, which apply only as of the date of this news release.

Silicon Motion Investor Contacts:

Tom Sepenzis	Selina Hsieh
Vice President of Investor Relations & Strategy	Investor Relations
tsepenzis@siliconmotion.com	ir@siliconmotion.com